EXHIBIT 3.2

Article III, Section 1 of Goldrich Mining Company’s Bylaws is hereby amended in its entirety and replaced with the following:

“Section 1. The number of directors shall be eight, provided however, that the board of directors shall have the power to set the number of directors within the limits of the Articles of Incorporation by a resolution of the board of directors. Directors need not be residents of the State of Alaska nor shareholders of the corporation. The directors, other than the first board of directors, shall be elected at the annual meeting of the shareholders, and each director elected shall serve until the next succeeding annual meeting and until his successor shall have been elected and qualified. The first board of directors elected at the first meeting of shareholders shall hold office until the first annual meeting of shareholders.”